KWESST MICRO SYSTEMS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three and six months ended March 31, 2025

May 15, 2025

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

All references in this management's discussion and analysis (the "MD&A") to "KWESST", "we", "us", "our", and the "Company" refer to KWESST Micro Systems Inc. and its subsidiaries as at March 31, 2025. This MD&A has been prepared with an effective date of May 15, 2025.

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and six months ended March 31, 2025 ("Q2 Fiscal 2025 FS") and the annual audited consolidated financial statements and related notes for the years ended September 30, 2024 and 2023 ("Fiscal 2024 FS"). The financial information presented in this MD&A is derived from these unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements that involves risk, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking Statements".

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information, including press releases, relating to KWESST is available for view on SEDAR+ at www.sedarplus.ca.

NON-IFRS MEASURES

In this MD&A, we have presented earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA that has been adjusted for the removal of share-based compensation, foreign exchange loss (gain), change in fair value of derivative liabilities, and any one-time, irregular and non-recurring items ("Adjusted EBITDA") to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also uses non-IFRS measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that these non-IFRS financial measures enable us to identify underlying trends in our business that could otherwise be hidden by the effect of certain expenses that we exclude in the calculations of the non-IFRS financial measures.

Accordingly, we believe that these non-IFRS financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis in the business and provides useful information to investors and securities analysts, and other interested parties in understanding and evaluating our operating results, enhancing their overall understanding of our past performance and future prospects.

We caution readers that these non-IFRS financial measures do not replace the presentation of our IFRS financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with IFRS. There are limitations in the use of non-IFRS measures because they do not include all the expenses that must be included under IFRS as well as they involve the exercise of judgment concerning exclusions of items from the comparable non-IFRS financial measure. Furthermore, other peers may use other non-IFRS measures to evaluate their performance, or may calculate non-IFRS measures differently, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison.

GOING CONCERN

As an early-stage company, we have not yet reached significant revenue levels for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. KWESST's Q2 Fiscal 2025 FS have been prepared on the going concern basis which presumes that KWESST will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. Refer to Note 2(a) of the Q2 Fiscal 2025 FS for further information.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This MD&A also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

  our expectations regarding our business, financial condition and results of operations;
  the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and/or may conduct business in the future;
  our expansion into domestic and international markets;
  our ability to attract customers and clients;
  our marketing and business plans and short-term objectives;
  our ability to obtain and retain the licenses and personnel we require to undertake our business;
  our ability to deliver under contracts with customers;
  anticipated revenue and related margin from professional service contracts with customers;
  our strategic relationships with third parties;
  our anticipated trends and challenges in the markets in which we operate;
  governance of us as a public company; and
  expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors, some of which are discussed in greater detail under the section "Risk Factors" in our 20-F dated December 27, 2024:

  limited operating history;
  failure to realize our growth strategy;
  failure to complete transactions or realize anticipated benefits;
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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025
  reliance on key personnel;
  regulatory compliance;
  competition;
  changes in laws, regulations and guidelines;
  demand for our products;
  fluctuating prices of raw materials;
  pricing for products;
  ability to supply sufficient product;
  potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;
  expansion to other jurisdictions;
  damage to our reputation;
  operating risk and insurance coverage;
  negative operating cash flows;
  management of growth;
  product liability;
  product recalls;
  environmental regulations and risks;
  ownership and protection of intellectual property;
  constraints on marketing products;
  fraudulent or illegal activity by our employees, contractors and/or consultants;
  breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
  government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;
  regulatory or agency proceedings, investigations and/or audits;
  additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;
  the terms of additional capital raises;
  conflicts of interest;
  litigation;
  risks related to United States' and other international activities, including regional conflicts that may impact our operations;
  risks related to security clearances;
  risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;
  risks related to our foreign private issuer status;
  risks related to our emerging growth status;
  risks related to our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq"), particularly the minimum bid price requirements within the second extension period (see subsequent events section for more information);
  risks related to the shareholder vote required for a share consolidation to remediate our current Nasdaq minimum bid price deficiency (see the summary of major highlights that occurred since Q2 Fiscal 2025 for more information);
  risks related to the liquidity of our common shares (the "Common Shares");
  significant changes or developments in United States trade policies and tariffs which may have a material adverse effect on our business and financial statements;
  risks related to United States tariffs, including potential supply chain disruptions, required operational adjustments, increased costs and potential logistical disruptions;
  risks related specifically to United States tariffs on aluminum and steel; and
  risks related to retaliatory tariffs imposed by Canada’s government affecting potential foreign sales.

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

BUSINESS OVERVIEW

Corporate Information

We are a Canadian corporation incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in London (United Kingdom) and Abu Dhabi (United Arab Emirates).

KWESST Micro Systems Inc. is an early-stage technology company that develops and commercializes next-generation tactical systems for military and security forces and public safety markets.

Our product development has focused on three niche market segments as follows:

Our core mission is to protect and save lives. We group our offerings for commercialization purposes into Military and Public Safety missions, as shown on our website at www.kwesst.com.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

KWESST's Military offerings are comprised of:

  Digitization: real-time data sharing at the tactical level, including integration with Battlefield Management Applications (BMS) including ATAK and TAK;
  Digitized firing platforms ("Digital Fires" or "Joint Fires");
  Battlefield Laser Detection Systems ("BLDS"); and
  Digitized Electro Magnetic Spectrum Operations ("EMSO").

KWESST's Public Safety offerings are comprised of:

  KWESST Lightning: leverages the Company's military digitization technology to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness software as a service ("SaaS"). The Company is currently engaging in trials and pilots of the product as it continues development towards the commercial release that is currently expected to be available in Fiscal 2025.
  Less-Lethal Munitions Systems:
  PARA OPSTM, a next-generation less-lethal system just being introduced to market.
  ARWENTM 37mm system, plus a new 40mm ammunition.

Strategy

Our strategy is to pursue and win large defense contracts for multi-year revenue visibility with prime defense contractors for next-generation situational awareness, with a particular focus on ATAK applications that can be leveraged to address similar requirements in the Public Safety Market complemented by our proprietary ARWENTM and PARA OPSTM  less-lethal products, where it is possible to drive sales and where the sales cycle is typically shorter than the more programmatic defense market.

Major Highlights - Quarter ended March 31, 2025 ("Q2 Fiscal 2025")

The following is a summary of the major highlights that occurred during Q2 Fiscal 2025:

  On January 6, 2025, the Company announced the appointment of Mrs. Jennifer Welsh as Chief Financial Officer and Chief Compliance Officer of the Company effective February 3, 2025, replacing Mr. Kris Denis, who transitioned to a new role within the KWESST finance team reporting to Jennifer. In connection with her new role, Jennifer resigned from the Board of Directors and as Chair of the Audit Committee of the Company effective January 6, 2025. The Company also announced the appointment of Mr. James Yersh as a director of the Company and Chair of the Audit Committee effective January 6, 2025.

  On February 19, 2025, the Company announced that it had entered into a definitive securities purchase agreement for gross proceeds of approximately $3.5 million. As part of the Offering, the Company issued 3,787,879 common shares, with no par value per share, and/or pre-funded warrants to acquire one Common Share of the Company in lieu thereof, at a price of $0.928 per Common Share and/or Pre-Funded Warrant, inclusive of the exercise price of $0.001 per Pre-Funded Warrant. Each Common Share, or Pre-funded Warrant, is bundled with one common share purchase warrant of the Company. Each common share purchase warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of $1.16 per common share purchase warrant for a period of 60 months following the closing of the Offering. Subsequent to the share consolidation on April 24, 2025, the holder must exercise 21 common share purchase warrants to acquire one Common Share (see the summary of major highlights that occurred since Q2 Fiscal 2025 for more information).

  On February 21, 2025, the Company announced the closing of the first tranche of a private placement of its securities for aggregate gross proceeds of $3,515,152. Due to investor interest, the Company increased the size of the offering with a second tranche totaling $140,606 which closed on February 25, 2025. Under this offering the Company issued 151,515 common shares and an equivalent number of common share purchase warrants under the same terms as the first tranche of the offering.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

  On March 18, 2025, the Company announced that it had filed notice of a meeting of shareholders, a management information circular, and related documents to convene a special meeting of shareholders. Shareholders of the Company were asked to approve a resolution, authorizing, if deemed advisable by the board of directors, the consolidation of the issued and outstanding common shares of the Company on the basis of one share for a maximum of every twenty-five (25) common shares issued and outstanding. The resolution was related to regaining compliance with the minimum bid price requirement on the Nasdaq. The Meeting took place on March 31, 2025.

  On March 28, 2025, the Company announced a strategic partnership with a contract manufacturer in the United States to bring elements of its production stateside under the signing of a non-binding memorandum of understanding dated March 27, 2025.  The parties are working towards a manufacturing agreement that will outline the terms of a long-term contract manufacturing arrangement by June 1, 2025.

The following is a summary of major highlights that occurred since Q2 Fiscal 2025:

  On April 1, 2025, the Company announced the results of its special meeting of shareholders. The consolidation resolution was approved by a majority of the votes cast by the holders of common shares of the Company, either present in person or represented by proxy.

  On April 21, 2025, the Company announced that it will effect a consolidation of the Company's issued and outstanding common shares on the basis of twenty-one (21) pre-consolidation Shares for each one (1) post-consolidation Share. The Consolidation was effective at 12:01 a.m. Eastern Daylight Time April 23, 2025, on the Nasdaq and was effective at 12:01 a.m. Eastern Daylight Time on April 24, 2025, on the TSX Venture Exchange. While the Shares were expected to begin trading on the Nasdaq market on a consolidated basis on or around April 23, 2025, due to the discrepancy in the effective date of the consolidation on both markets, trading in the securities of the Company was halted on April 23, 2025 and resumed trading on a consolidated basis on the Nasdaq and the TSX Venture Exchange at market open on April 24, 2025

  On May 8, 2025, the Company announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that it has regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than the USD$1.00 per common share minimum requirement for 10 consecutive business days from April 24, 2025, to May 7, 2025. As a result, the listing matter has been closed.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

RESULTS OF OPERATIONS

The following selected financial data has been extracted from the unaudited condensed consolidated interim financial statements for the three and six months ended March 31, 2025 and 2024.

	Three months ended March 31,		Change	Six months ended March 31,		Change
	2025	2024	%	2025	2024	%

Revenue	$1,264,162	$485,864	160%	$2,151,820	$614,932	250%
Cost of sales	(950,141)	(243,681)	290%	(1,433,277)	(426,554)	236%
Gross margin	314,021	242,183	30%	718,543	188,378	281%
Gross margin %	24.8%	49.8%		33.4%	30.6%

Operating Expenses
General and administrative ("G&A")	1,102,261	1,682,698	-34%	2,613,705	2,684,994	-3%
Selling and marketing ("S&M")	334,114	418,027	-20%	1,016,661	900,968	13%
Research and development ("R&D")	299,916	705,640	-57%	972,491	1,289,928	-25%
Share-based compensation	26,342	60,982	-57%	77,397	124,471	-38%
Depreciation and amortization	285,929	319,654	-11%	600,420	641,075	-6%
Total operating expenses	2,048,562	3,187,001	-36%	5,280,674	5,641,436	-6%

Operating loss	(1,734,541)	(2,944,818)	-41%	(4,562,131)	(5,453,058)	-16%

Other income (expenses)
Share issuance costs	-	-	100%	(1,807,686)	-	100%
Net finance costs	(31,361)	(61,658)	-49%	(93,420)	(74,855)	25%
Foreign exchange gain (loss)	77,823	(805)	-9767%	191,106	90,905	110%
Impairment of Right-of-use assets	6,809	-	100%	(81,787)	-	100%
Change in fair value of warrant liabilities	221,763	(532,922)	-142%	1,437,396	1,497,832	-4%
Total other income (expenses), net	275,034	(595,385)	-146%	(354,391)	1,513,882	-123%

Net loss	$(1,459,507)	$(3,540,203)	-59%	$(4,916,522)	$(3,939,176)	25%
EBITDA loss (1)	$(1,142,217)	$(3,158,891)	-64%	$(4,222,682)	$(3,223,246)	31%
Adjusted EBITDA loss(1)	$(1,422,270)	$(2,466,567)	-42%	$(3,884,314)	$(4,589,897)	-15%
Loss per share - basic and diluted(2)	$(6.16)	$(127.66)	-95%	$(16.11)	$(144.63)	-89%
Weighted average common shares - basic	237,039	27,732	755%	305,190	27,236	1021%

(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures". See below for reconciliation of Non-IFRS Measures.

(2) See share consolidation in the summary of major highlights that occurred since Q2 Fiscal 2025 for more information.

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024

Net loss as reported under IFRS	$(1,459,507)	$(3,540,203)	$(4,916,522)	$(3,939,176)
Net finance costs	31,361	61,658	93,420	74,855
Depreciation and amortization	285,929	319,654	600,420	641,075
EBITDA loss	(1,142,217)	(3,158,891)	(4,222,682)	(3,223,246)
Other adjustments:
Share issuance costs	-	97,615	1,807,686	97,615
Stock-based compensation	26,342	60,982	77,397	124,471
Foreign exchange loss (gain)	(77,823)	805	(191,106)	(90,905)
Impairment of right-of-use assets	(6,809)	-	81,787	-
Change in fair value of warrant liabilities	(221,763)	532,922	(1,437,396)	(1,497,832)
Adjusted EBITDA loss	$(1,422,270)	$(2,466,567)	$(3,884,314)	$(4,589,897)

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

Current Quarter Variance Analysis (Q2 Fiscal 2025 vs. Q2 Fiscal 2024)

The Q2 Fiscal 2025 net loss was $1.5 million compared to $3.5 million in Q2 Fiscal 2024. The decrease in net loss of $2.0 million is due primarily to a decrease in operating expenses of $1.1 million, an increase in other income of $0.9 million along with an increase in gross margin of $0.1 million. Q2 Fiscal 2025 EBITDA loss was $1.1 million, a decrease of $2.1 million over the comparable prior year period mainly due to a decrease in operating expenses of $1.1 million and an increase in the gain on the change in fair value of the warrant liabilities of $0.8 million which fluctuates depending on the Company’s stock price.

Revenue

Total revenue increased by $0.8 million in Q2 Fiscal 2025 compared to Q2 Fiscal 2024, mainly due to an additional $0.8 million generated from the digitization business line. The increase is due to the significant ramp-up on the land command, control, communications, computers, intelligence, surveillance and reconnaissance (“Land C4ISR”) contract in the first quarter of fiscal 2025.

Gross Margin

Gross margin percentage decreased from 50% in Q2 Fiscal 2024 to 25% in Q2 Fiscal 2025 mainly due to unplanned extra effort expended in the quarter to close out a long-term project. The extra effort during this project directly benefited IP which is core to the Lightning project.

Outlook

Management expects revenue to continue to increase with the ramp-up of its Canadian Government Defence programs.  Management continues to work closely with industry partners and prime contractors on the outlook for growth.  The Company also expects revenue to increase with the expected demand/future orders for the new ARWEN 40mm ammunition and PARA OPS products as well as the commercial launch of KWESST LightningTM.

Operating Expenses (“OPEX”)

Total OPEX decreased by $1.1 million from the comparable prior year period for the three months ended March 31, 2025 due to the following factors:

  General and administrative expenses decreased by $0.6 million, primarily due to a decrease in professional fees due to a difference in timing on filings year over year, a reduction in insurance premiums as well as a decrease in travel and conference attendance;

  Sales and marketing expenses decreased by $0.1 million, due to a decrease in travel and conferences along with a decrease in consulting costs offset by increased headcount to reduce the reliance on consultants; and

  Research and development expenses decreased by $0.4 million, primarily due to a decrease in personnel costs along with a decrease in engineering costs related to the PARA OPS products because the Company is now in the commercialization stage and planning for production as compared to product development costs being incurred in the comparative prior year period.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

Other income (expenses), net

For Q2 Fiscal 2025, total other income was $0.3 million, compared to total other expenses of $0.6 million in Q2 Fiscal 2024 resulting in an increase of $0.9 million. The change in other income (expenses) was driven mainly by:

  a $0.8 million favorable change in the fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at March 31, 2025. Under IFRS®, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired; and
  $0.1 million increase in the foreign exchange gain due to the fluctuations in the CAD/USD exchange rate in the current period as the majority of the Company's cash is held in USD.

SUMMARY OF QUARTERLY RESULTS

The following table summarize selected results for the eight most recently completed quarters to March 31, 2025 (unaudited):

	2025		2024				2023
($ in thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	1,264	888	560	329	486	129	606	150
Net loss	(1,460)	(3,457)	(2,337)	(1,162)	(3,540)	(399)	(2,419)	(3,452)
Net loss per share (basic and diluted)	(6.16)	(23.94)	(59.33)	(27.30)	(127.66)	(149.10)	(124.44)	(170.10)

Quarterly Results Trend Analysis

There is no material change to our quarterly results trend from our disclosure in our annual MD&A dated December 27, 2024 except that we expect further volatility with our quarterly revenue during Fiscal 2025 due to the uncertain magnitude and timeline of ramp-up on our military government contracts, ramp-up of revenue for new ARWEN and PARA OPS products, as well as the uncertain magnitude and timeline of any equity financings and related share issuance costs.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

FINANCIAL CONDITION

The following table summarizes our financial position:

	March 31, 2025	September 30, 2024

Assets
Current	$6,451,384	$1,842,355
Non-current	3,136,105	3,774,793
Total assets	$9,587,489	$5,617,148

Liabilities
Current	$1,563,091	$2,975,581
Non-current	1,241,453	1,273,280
Total liabilities	2,804,544	4,248,861
Net assets	$6,782,945	$1,368,287

Working capital (1)	$4,888,293	$(1,133,226)

    (1) Working capital is calculated as current assets less current liabilities.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

Our working capital was $4.9 million at March 31, 2025, a $6.0 million increase from September 30, 2024. The increase was primarily due to the proceeds from two financings in Q1 Fiscal 2025 and one in Q2 Fiscal 2025 along with a decrease in accounts payable and royalties payable. Current liabilities include warrant liabilities, a non-cash liability item (see Note 10 of the Q2 Fiscal 2025 FS). Excluding warrant liabilities, working capital would be $5.1 million (September 30, 2024 – negative $0.3 million). These warrant liabilities will be extinguished when the warrants are exercised or expired. If exercised, the proceeds will provide additional capital to fund future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets increased by $4.0 million from September 30, 2024, mainly due to an increase in cash of $4.2 million from three financing activities in the first six months of Fiscal 2025 and an increase in accounts receivable of $0.5 million due to the digitization contracts and an increase in prepaid expenses of $0.2 million due to the timing of renewals, offset by a decrease in the unamortized value of non-current assets of $0.4 million, a decrease in right-of-use assets written off of $0.2 million and a decrease in the deferred financing costs recognized in Q1 Fiscal 2025 of $0.3 million.

Total liabilities decreased by $1.4 million from September 30, 2024, mainly due to a decrease in accounts payable and accrued liabilities of $0.5 million due to the timing of payments to suppliers, a $0.2 million decrease in royalties payable due to an early repayment in Q1 Fiscal 2025 resulting in a $25,000 discount. The royalty payable is from the purchase of the LEC patents from a company owned by the Company's Chairman. There was also a decrease in warrant liabilities of $0.7 million due to the exercise of warrants and the fluctuation in the Company's stock.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. We regularly perform cash flow forecasts to ensure we have sufficient cash to meet our operational needs while maintaining sufficient liquidity. At this time, we do not use any derivative financial instruments to hedge our currency risk.

On November 1, 2024, we closed a public offering pursuant to which we received aggregate gross proceeds of $4.9 million (USD$3.5 million), before underwriting and offering costs. On November 12, 2024, we closed a private placement pursuant to which we received aggregate gross proceeds of $3.4 million, before underwriting and offering costs. On February 21 and 25, 2025, we closed a private placement for which we received aggregate gross proceeds of $3.7 million, before underwriting and offering costs.

At March 31, 2025, our cash position was $4.4 million, an increase of $4.2 million since September 30, 2024, primarily due to three financing activities of $12.0 million before underwriting and offering costs and proceeds from the exercise of warrants of $0.4 million, offset by the underwriting and offering costs of $3.2 million along with the cash used in operations of $4.9 million.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

As an early-stage company, we have not yet reached significant revenue levels for most of our other products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings. On October 23, 2024, the Company entered into a receivable factoring agreement. The facility provides up to $250,000 advanced at a rate of 2.5% for the first thirty days and 1% for each ten days thereafter until receipt of funds from the receivable payee and limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% up front of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.'s receivables and other assets for funds advanced by the financing company. The initial term is for 12 months and may be terminated within the term by KWESST Inc. subject to the payment of an early termination fee of 3% of the total limit of the facility. In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA OPS system market development efforts, timing of winning new customer contracts, potential acquisitions, and other relevant considerations. In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	Six months ended March 31,
	2025	2024
Cash inflows (outflows) by activity:
Operating activities	$(4,851,931)	$(4,979,109)
Investing activities	(58,710)	(69,407)
Financing activities	9,062,657	(94,759)
Net cash inflows (outflows)	$4,152,016	$(5,143,275)
Cash and cash equivalents, beginning of period	256,828	5,407,009
Cash and cash equivalents, end of period	$4,408,844	$263,734

Cash used in operating activities

Cash flow used in operating activities decreased by $0.1 million to $4.9 million for the six months ended March 31, 2025, primarily due to payments on payables, an increase in receivables, offset by the share issuance costs in the period, compared to regular operating activities in the first six months of Fiscal 2024, with no significant transactions.

Cash used in investing activities

Cash flow used in investing activities in the first six months of Fiscal 2025 was comparable to the first six months of Fiscal 2024, consisting of minor investments in property and equipment as well as related patents.

Cash provided by (used in) financing activities

Cash flow provided by financing activities was $9.1 million in the first six months of Fiscal 2025 compared to an insignificant amount of cash flows used in financing activities in the first six months of Fiscal 2024 related to the repayment of lease obligations. The increase was due to the three financing activities with gross proceeds of $12.0 million along with proceeds from the exercise of warrants of $0.4 million, offset by share issuance costs of $3.2 million and lease repayments of $0.1 million.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Senior management is responsible for managing capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support the growth strategy. Our Board of Directors is responsible for overseeing this process. From time to time, we could issue new Common Shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been borrowings, security offerings, exercise of warrants and, to a lesser extent, revenue.  The following is a breakdown of our capital:

	March 31, 2025	September 30, 2024

Debt:
Lease obligations	$179,464	$302,223
Warrant liabilities	177,327	847,295

Equity:
Share capital	43,197,908	37,822,725
Warrants	5,926,182	1,084,687
Contributed surplus	5,362,150	5,152,753
Accumulated other comprehensive loss	(133,415)	(38,520)
Accumulated deficit	(47,569,880)	(42,653,358)
Total capital	$7,139,736	$2,517,805

Contractual Obligations and Commitments

At March 31, 2025, our contractual obligations and commitments were as follows:

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	5 years and beyond
Minimum royalty commitments	$2,000,000	$-	$450,000	$550,000	$1,000,000
Accounts payable and accrued liabilities	1,122,180	1,122,180	-	-	-
Lease obligations	205,589	163,881	41,708	-	-
Total contractual obligations	$3,327,769	$1,286,061	$491,708	$550,000	$1,000,000

Shares Outstanding

At March 31, 2025, authorized capital consists of an unlimited number of Common Shares with no stated par value. The following table shows the outstanding Common Shares and dilutive securities at March 31, 2025:

	# of securities outstanding	Underlying Common Shares(1)	Average price (CAD $)	Proceeds if Exercised
Common shares	530,364	530,364
Warrants	8,234,594	368,348	$1.07	$8,811,016
Pre-funded warrants	3,035,913	138,065	$0.002	$5,066
Warrant liabilities	9,539,727	45,427	$3.27	$31,194,907
U.S. Underwriter warrants	1,432,817	32,482	$1.81	$2,593,399
Stock options	1,057	1,057	$555	$586,582
Total common shares and dilutive securities		1,115,743		$43,190,970

(1) Represents the number of shares to be issued upon exercise.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

The following table shows the outstanding Common Shares and dilutive securities at May 15, 2025:

	# of securities outstanding	Underlying Common Shares(1)	Average price (CAD $)	Proceeds if Exercised
Common shares	667,706	667,706
Warrants	8,234,594	368,348	$1.07	$8,811,016
Pre-funded warrants	151,734	723	$0.014	$2,119
Warrant liabilities	9,539,727	45,427	$3.18	$30,336,332
U.S. Underwriter warrants	1,432,817	32,482	$1.77	$2,536,086
Stock options	1,057	1,057	$555	$586,582
Total common shares and dilutive securities		1,115,743		$42,272,135

(1) Represents the number of shares to be issued upon exercise.

Shares for Debt Settlement - January 2024

On January 10, 2024, we issued 222 Common Shares in a settlement of debt in an amount of approximately $97,615. See Note 11(a) of the Q2 Fiscal 2025 FS for further details.

US Public Offering - April 2024

On April 9, 2024, we closed a brokered US public offering, resulting in the issuance of 3,500 Common Shares, for aggregate gross proceeds of $1.4 million (US$1.0 million) (the “April 2024 Public Offering”). See Note 11(a) of the Q2 Fiscal 2025 FS for further details.

The following table shows the use of net proceeds from the April 2024 Public Offering:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used

Working capital requirements and general corporate purposes	$1,357,834	$1,357,834

A first-in first-out assumption is used to determine the use of proceeds.

US Public Offering - June 2024

On June 14, 2024, we closed a brokered US public offering, resulting in the issuance of 13,810 Common Shares, for aggregate gross proceeds of $2.3 million (US$1.7 million) (the “June 2024 Public Offering”). See Note 11(a) of the Q2 Fiscal 2025 FS for further details.

The following table shows the use of net proceeds from the June 2024 Public Offering:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used

Working capital requirements and general corporate purposes	$2,312,918	$2,312,918

A first-in first-out assumption is used to determine the use of proceeds.

US Registered Direct Offering - August 2024

On August 13, 2024, we closed the August 2024 Offering for the purchase and sale of 22,452 Common Shares for aggregate gross proceeds of $1.4 million (US$0.9 million) (the “August 2024 Direct Offering”). See Note 11(a) of the Q2 Fiscal 2025 FS for further details.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

The following table shows the use of net proceeds from the August 2024 Direct Offering:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used

Working capital requirements and general corporate purposes	$1,293,589	$1,293,589

A first-in first-out assumption is used to determine the use of proceeds.

US Public Offering - November 2024

On November 1, 2024, we closed the November 2024 Public Offering for the purchase and sale of 3,809,000 pre-funded warrants and 3,810 Common Shares for aggregate gross proceeds of $4.9 million (US$3.5 million). See Note 11(a) of the Q2 Fiscal 2025 FS for further details.

The following table shows the use of net proceeds from the November 2024 Public Offering:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used

Product and business development	$1,528,750	$1,528,750
Working capital requirements and general corporate purposes	$1,528,750	$1,528,750

A first-in first-out assumption is used to determine the use of proceeds.

Shares for Debt Settlement - November 2024

On November 11, 2024, we issued 5,669 Common Shares in a settlement of debt in an amount of $100,000. See Note 11(a) of the Q2 Fiscal 2025 FS for further details.

Private Placement - November 2024

On November 12, 2024, we closed the November 2024 Private Placement for the purchase and sale of 4,145,200 pre-funded warrants for aggregate gross proceeds of $3.4 million. Each pre-funded warrant was bundled with one November 2024 Private Placement Common Share purchase warrant of the Company. See Note 11(a) of the Q2 Fiscal 2025 FS for further details.

The following table shows the use of net proceeds from the November 2024 Private Placement:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used to Date

Working capital requirements and general corporate purposes	$2,972,312	$2,628,284

A first-in first-out assumption is used to determine the use of proceeds.

Private Placement - February 2025

On February 21, 2025, we closed the first tranche of the February 2025 Private Placement for the purchase and sale of 43,033 Common Shares and 2,884,175 pre-funded warrants and on February 25, 2025, we closed the second tranche of the private placement for the purchase and sale of 7,215 Common Shares, all for aggregate gross proceeds of $3.7 million. Each Common Share and pre-funded warrant was bundled with one common share purchase warrant of the Company. See Note 11(a) of the Q2 Fiscal 2025 FS for further details.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

The following table shows the use of net proceeds from the February 2025 Private Placement:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used to Date

Working capital requirements and general corporate purposes	$2,842,584	$-

A first-in first-out assumption is used to determine the use of proceeds.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

RELATED PARTY TRANSACTIONS

Refer to Note 8 of the Q2 Fiscal 2025 FS for disclosure about KWESST's related party transactions conducted in the normal course of business.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Refer to Note 15 of the Q2 Fiscal 2025 FS for further disclosure of our financial instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2(f) of the Fiscal 2024 audited consolidated financial statements for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

OUTSTANDING SHARE INFORMATION

At March 31, 2025, KWESST's authorized capital consists of an unlimited number of Common Shares with no stated par value. There were 530,364 issued and outstanding Common Shares as at March 31, 2025.

SUBSEQUENT EVENTS

Subsequent to March 31, 2025, all 2,884,179 pre-funded warrants from the February 2025 Private Placement were exercised at their exercise price of $0.021 per common share. These exercises resulted in the issuance of 137,342 Common Shares of the Company. After these exercises, there are 151,764 total remaining outstanding pre-funded warrants of the Company.

As described in the summary of major highlights that occurred since Q2 Fiscal 2025, on April 24, 2025, the Company had a share consolidation on the basis of twenty-one (21) pre-consolidation Shares for each one (1) post-consolidation Share.

On May 8, 2025, the Company announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that it has regained compliance with the minimum bid price requirement and that the listing matter was closed.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND SIX MONTHS ENDED MARCH 31, 2025

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, we have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the effectiveness of the design and operation of our disclosure controls and procedures ("DC&P") (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the quarter. These DC&P are designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.

Based upon the evaluation, our CEO and CFO have concluded that the operation of our DC&P were effective as of September 30, 2024.  Since the September 30, 2024 evaluation, there have been no changes in our DC&P that materially affected or are reasonably likely to materially affect our DC&P, accordingly their design remains effective.

Management's Assessment on Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and as required by Rule 13a-15(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, the CEO and CFO are responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"), The Company's management, including the CEO and CFO, designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, under the supervision, and with the participation, of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as at September 30, 2024 against the COSO Framework. Based on these evaluations, our management, including our CEO and CFO, concluded that no material weaknesses existed and our ICFR were effective as of September 30, 2024.  During the first six months ended on March 31, 2025, there have been no changes that have materially affected or is reasonably likely to materially affect our ICFR, accordingly their design remains effective.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

APPROVAL

The directors of KWESST have approved the disclosures in this MD&A.

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